

August 6, 2018

F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

> **Re: I-AM Capital Acquisition Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2018**
> **File No. 001-38188**

Dear Mr. Cherian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure